UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.

Form 6-K

[QIAGEN N.V. Logo]

DEAR SHAREHOLDER:

You are cordially invited to attend the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Thursday, June 26, 2008 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

We have attached a Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and an attendance form and proxy card for use in connection with the meeting.

The Company’s 2007 Annual Report is also enclosed and provides additional information regarding the financial results of the Company in 2007.

We hope that you will be able to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it to American Stock Transfer and Trust Company, as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. The signed attendance form must be returned no later than the close of business on June 19, 2008 in order for you to attend the meeting.

Whether or not you plan to attend the Annual General Meeting, it is important that your shares are represented. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The proxy card must be received no later than the close of business on June 23, 2008 for your vote to count. This will ensure your proper representation at the Annual General Meeting. If you attend the Annual General Meeting, you may vote in person if you wish, even if you have previously returned your proxy.

Sincerely,

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

May 26, 2008

YOUR VOTE IS IMPORTANT.

PLEASE RETURN YOUR ATTENDANCE FORM OR PROXY CARD PROMPTLY.

QIAGEN N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 26, 2008

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Thursday, June 26, 2008 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

The agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, reads as follows:

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2007 (“Fiscal Year 2007”);

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2007;

4.	Adoption of the Annual Accounts for Fiscal Year 2007;

5.	Reservation and dividend policy;

6.	Approval of the performance of the Managing Board during Fiscal Year 2007, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2007;

7.	Approval of the performance of the Supervisory Board during Fiscal Year 2007, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2007;

8.	Reappointment of six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2009;

9.	Reappointment of four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2009;

10.	Cash remuneration of the Supervisory Board;

11.	Reappointment of Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2008;

12.	Authorization of the Managing Board, until December 26, 2009, to acquire shares in the Company’s own share capital;

13.	Approval of an amendment to the Company’s Articles of Association;

14.	Questions;

15.	Closing.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2007, the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board, the complete text of the proposed amendment to the Articles of Association and the information sent to the holders of registered shares can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

The Supervisory Board has fixed the close of business on Tuesday, May 13, 2008 as the notional record date for the determination of shareholders entitled to notice of the Annual General Meeting. However, in accordance with Dutch law, only holders of record of the Common Shares on the date of the Annual General Meeting are entitled to vote at the meeting or by proxy.

All shareholders are cordially invited to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting.

Whether you plan to attend the Annual General Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience.

By Order of the Managing Board

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

May 26, 2008

Voting Results of the 2008 Annual General Meeting of Shareholders

QIAGEN’s 2008 Annual General Meeting of Shareholders (the Annual Meeting) was held on June 26, 2008. The following actions were taken at the Annual Meeting:

1. A proposal to adopt the Annual Accounts of QIAGEN N.V. for the year ended December 31, 2007 (Fiscal Year 2007) was approved by a vote of 61,589,721 “for” versus 11,327 “against.” There were 84,448 abstentions.

2. A proposal to approve the performance of the Managing Board during Fiscal year 2007 and to discharge the Managing Board from liability with respect to the exercise of their duties during Fiscal Year 2007 was approved by a vote of 61,158,326 “for” versus 487,913 “against.” There were 39,257 abstentions.

3. A proposal to approve the performance of the Supervisory Board during Fiscal Year 2007, and to discharge the Supervisory Board from liability with respect to the exercise of their duties during Fiscal Year 2007 was approved by a vote of 61,153,108 “for” versus 490,929 “against.” There were 41,459 abstentions.

4. A proposal to reappoint six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2009 was approved by a vote of 37,791,203 “for” versus 23,861,138 “against.” There were 33,155 abstentions.

5. A proposal to reappoint four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2009 was approved by a vote of 61,382,920 “for” versus 269,826 “against.” There were 32,750 abstentions.

6. A proposal to approve the cash remuneration of the Supervisory Board was approved by a vote of 61,453,355 “for” versus 150,002 “against”. There were 82,139 abstentions.

7. A proposal to reappoint Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2008 was approved by a vote of 61,647,997 “for” versus 28,534 “against.” There were 8,965 abstentions.

8. A proposal to authorize the Managing Board to acquire shares in the Company’s own share capital until December 26, 2009 was approved by a vote of 37,675,706 “for” versus 23,949,357 “against.” There were 60,433 abstentions.

9. A proposal to approve an amendment to the Company’s Articles of Association was approved by a vote of 36,915,183 “for” versus 24,690,361 “against.” There were 79,952 abstentions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers Chief Financial Officer

Date: September 1, 2008